SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Alvarium Tiedemann Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89357L105

(CUSIP Number)

Michael Tiedemann

c/o Alvarium Tiedemann Holdings, Inc.

520 Madison Avenue, 21st Floor

New York, NY 10022

(212) 396-5904

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Michael Tiedemann
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,650,394 (1)(2)
	(8)	Shared Voting Power 5,357,741 (2)(3)
	(9)	Sole Dispositive Power 5,650,394 (1)(2)
	(10)	Shared Dispositive Power 5,357,741 (2)(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,008,135 (1)(2)(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.7% (4)
(14)	Type of Reporting Person (See Instructions): IN

(1)

Consists of (i) 585,198 shares underlying warrants to purchase Class A Common Stock exercisable within 60 days of January 3, 2023 and (ii) 5,065,196 shares of Class B Common Stock, in each case of Alvarium Tiedemann Holdings, Inc. (the “Issuer”).

(2)

Each Class B Unit (a “Class B Unit”) of TIG Advisors, LLC (“Umbrella”), a subsidiary of the Issuer, is paired with a share of Class B Common Stock (collectively, the “Paired Interests”). Pursuant to the Second Amended and Restated Limited Liability Agreement of Umbrella, dated as of January 3, 2023 (as amended from time to time, the “LLC Agreement”), a Paired Interest is exchangeable at any time for a share of Class A Common Stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. As the holder exchanges the Paired Interests pursuant to the LLC Agreement, the shares of Class B Common Stock included in the Paired Interests will automatically be canceled and the Class B Common Units included in the Paired Interests shall be automatically transferred to the Issuer and converted into and become an equal number of Class A Common Units in Umbrella.

(3)

Consists of (i) 253,307 shares of Class A Common Stock underlying warrants exercisable within 60 days and 2,500,103 shares of Class B Common Stock held by the Michael Glenn Tiedemann 2012 Delaware Trust (“MGT 2012 DE Trust”) over which shares Mr. Tiedemann has investment discretion, (ii) 67,917 shares of Class A Common Stock underlying warrants exercisable within 60 days and 670,334 shares of Class B Common Stock held by the CHT Family Trust Article 3rd fbo Michael G. Tiedemann (“CHT Fam Tst Ar 3rd fbo MGT”) over which shares Mr. Tiedemann has investment discretion and (iii) 171,672 shares of Class A Common Stock underlying warrants exercisable within 60 days and 1,694,408 shares of Class B Common Stock held by Chauncey Close, LLC (“Chauncey Close” and, together with Mr. Tiedemann, MGT 2012 DE Trust and CHT Fam Tst Ar 3rd fbo MGT, the “Reporting Persons”) over which shares Mr. Tiedemann may be deemed to have beneficial ownership by virtue of being the managing member of Chauncey Close.

(4)

Percentage ownership is calculated based on (i) 112,521,029 shares of Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2023, plus (ii) 1,078,094 shares of Class A Common Stock underlying warrants held by the Reporting Persons that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

(1)	Name of Reporting Persons: Michael Glenn Tiedemann 2012 Delaware Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,753,410 (1)(2)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,753,410 (1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,753,410 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.4% (3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Consists of (i) 253,307 shares underlying warrants to purchase Class A Common Stock exercisable within 60 days of January 3, 2023 and (ii) 2,500,103 shares of Class B Common Stock.
(2)

Each Class B Unit of Umbrella, a subsidiary of the Issuer, is a Paired Interest. Pursuant to the LLC Agreement, a Paired Interest is exchangeable at any time for a share of Class A Common Stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. As the holder exchanges the Paired Interests pursuant to the LLC Agreement, the shares of Class B Common Stock included in the Paired Interests will automatically be canceled and the Class B Common Units included in the Paired Interests shall be automatically transferred to the Issuer and converted into and become an equal number of Class A Common Units in Umbrella.

(3)

Percentage ownership is calculated based on (i) 112,521,029 shares of Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2023, plus (ii) 253,307 shares of Class A Common Stock underlying warrants held by the Reporting Persons that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

(1)	Name of Reporting Persons: CHT Family Trust Article 3rd fbo Michael G. Tiedemann
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 738,251 (1)(2)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 738,251 (1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 738,251 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.7% (3)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Consists of (i) 67,917 shares of Class A Common Stock underlying warrants exercisable within 60 days and (ii) 670,334 shares of Class B Common Stock.
(2)

Each Class B Unit of Umbrella, a subsidiary of the Issuer, is a Paired Interest. Pursuant to the LLC Agreement, a Paired Interest is exchangeable at any time for a share of Class A Common Stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. As the holder exchanges the Paired Interests pursuant to the LLC Agreement, the shares of Class B Common Stock included in the Paired Interests will automatically be canceled and the Class B Common Units included in the Paired Interests shall be automatically transferred to the Issuer and converted into and become an equal number of Class A Common Units in Umbrella.

(3)

Percentage ownership is calculated based on (i) 112,521,029 shares of Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2023, plus (ii) 67,917 shares of Class A Common Stock underlying warrants held by the Reporting Persons that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

(1)	Name of Reporting Persons: Chauncey Close, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,866,080 (1)(2)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,866,080 (1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,866,080 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.6% (3)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Consists of (i) 171,672 shares of Class A Common Stock underlying warrants exercisable within 60 days and (ii) 1,694,408 shares of Class B Common Stock.
(2)

Each Class B Unit of Umbrella, a subsidiary of the Issuer, is a Paired Interest. Pursuant to the LLC Agreement, a Paired Interest is exchangeable at any time for a share of Class A Common Stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. As the holder exchanges the Paired Interests pursuant to the LLC Agreement, the shares of Class B Common Stock included in the Paired Interests will automatically be canceled and the Class B Common Units included in the Paired Interests shall be automatically transferred to the Issuer and converted into and become an equal number of Class A Common Units in Umbrella.

(3)

Percentage ownership is calculated based on (i) 112,521,029 shares of Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2023, plus (ii) 171,672 shares of Class A Common Stock underlying warrants held by the Reporting Persons that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement” or “Schedule”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) and Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) of Alvarium Tiedemann Holdings, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 520 Madison Avenue, 21st Floor, New York, NY 10022.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is being filed jointly by the following persons (each a “Reporting Person” and collectively the “Reporting Persons”):

(i)	Michael Tiedemann is the Chief Executive Officer and a member of the Board of Directors of the Issuer;

(ii)	The Michael Glenn Tiedemann 2012 Delaware Trust (“MGT 2012 DE Trust”) is a trust for the benefit of Mr. Tiedemann and his descendants, of which Mr. Tiedemann is the investment direction adviser;

(iii)

The CHT Family Trust Article 3rd fbo Michael G. Tiedemann (“CHT Fam Tst Ar 3rd fbo MGT”) is a trust for the benefit of Mr. Tiedemann and his descendants, of which Mr. Tiedemann is a co-trustee and special investment trustee.

(iv)	Chauncey Close, LLC (“Chauncey Close” and, together with Mr. Tiedemann, MGT 2012 DE Trust and CHT Fam Tst Ar 3rd fbo MGT, the “Reporting Persons”).

The principal business address of Michael Tiedemann is c/o Alvarium Tiedemann Holdings, Inc., 520 Madison Avenue, 21st Floor, New York, NY 10022. The principal business address of MGT 2012 DE Trust and CHT Fam Tst Ar 3rd fbo MGT is c/o Tiedemann Trust Company, 200 Bellevue Parkway, Suite 525, Wilmington, DE 19809. The principal business address of Chauncey Close is c/o TIG Advisors LLC, 520 Madison Avenue, 26th Floor, New York, NY 10022.

(c) Michael Tiedemann is the Chief Executive Officer and a member of the Board of Directors of the Issuer.

(d)-(e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Tiedemann is a citizen of the United States of America. MGT 2012 DE Trust is organized under the laws of Delaware. CHT Fam Tst Ar 3rd fbo MGT is organized under the laws of Delaware. Chauncey Close is organized under the laws of Delaware.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities held by the Reporting Persons were issued pursuant to the terms of the Business Combination described in Item 6 below.

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth or incorporated by reference in Items 3 and 6 of this Statement is incorporated by reference into this Item 4.

The Reporting Persons intend to continuously review their investment in the Issuer and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Mr. Tiedemann is the Chief Executive Officer and a member of the Board of Directors of the Issuer, and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, the Reporting Persons may from time to time buy or sell securities of the Issuer as appropriate for their personal circumstances.

Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference.

As of the date hereof, the Reporting Persons beneficially owned an aggregate of 1,078,094 shares of Class A Common Stock underlying warrants exercisable within 60 days and 9,930,041 shares of Class B Common Stock, representing approximately 9.7% of the outstanding shares of Common Stock and consisting of: (i) 585,198 shares of Class A Common Stock underlying warrants exercisable within 60 days and 5,065,196 shares of Class B Common Stock held by Mr. Tiedemann, (ii) 253,307 shares of Class A Common Stock underlying warrants exercisable within 60 days and 2,500,103 shares of Class B Common Stock held by the MGT 2012 DE Trust over which shares Mr. Tiedemann has investment discretion, (iii) 67,917 shares of Class A Common Stock underlying warrants exercisable within 60 days and 670,334 shares of Class B Common Stock held by the CHT Fam Tst Ar 3rd fbo MGT over which shares Mr. Tiedemann has investment discretion and (iv) 171,672 shares of Class A Common Stock underlying warrants exercisable within 60 days and 1,694,408 shares of Class B Common Stock held by Chauncey Close, over which shares Mr. Tiedemann may be deemed to have beneficial ownership by virtue of being the managing member of Chauncey Close, LLC. The percent of class was calculated based on (i) 112,521,029 shares of Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2023, plus (ii) 1,078,094 shares of Class A Common Stock underlying warrants held by the Reporting Persons that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

(c) None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Business Combination Agreement

On January 3, 2023 (the “Closing Date”), the Company consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of October 25, 2022 (as amended from time to time, the “Business Combination Agreement”), by and among Cartesian Growth Corporation, Rook MS LLC, Tiedemann Wealth Management Holdings, LLC, TIG Trinity GP, LLC, TIG Trinity Management, LLC, Alvarium Investments Limited, and Umbrella. In connection with the Business Combination, Cartesian Growth Corporation was renamed “Alvarium Tiedemann Holdings, Inc.”

In connection with the closing of the Business Combination, each warrant to purchase Class A Common Stock shall become exercisable on February 2, 2023, 30 days after the completion of the Business Combination. Each warrant shall expire on January 3, 2028, five years after the completion of the Business Combination, or earlier upon redemption or liquidation.

The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by the full text of the Business Combination Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Umbrella LLC Agreement

Each Class B Unit (a “Class B Unit”) of Umbrella is paired with a share of Class B Common Stock (collectively, the “Paired Interests”). Pursuant to the Second Amended and Restated Limited Liability Agreement of Umbrella, dated as of January 3, 2023 (as amended from time to time, the “Umbrella LLC Agreement”), a Paired Interest is exchangeable at any time for a share of Class A Common Stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. As the holder exchanges the Paired Interests pursuant to the Umbrella LLC Agreement, the shares of Class B Common Stock included in the Paired Interests will automatically be canceled and the Class B Common Units included in the Paired Interests shall be automatically transferred to the Issuer and converted into and become an equal number of Class A Common Units in Umbrella.

The foregoing description of the Umbrella LLC Agreement does not purport to be complete and is qualified in its entirety by the full text of the Umbrella LLC Agreement, which is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Tax Receivable Agreement

On the Closing Date, the Company and Umbrella entered into the Tax Receivable Agreement (as amended from time to time, the “Tax Receivable Agreement”) with the Reporting Persons and each of the other Sellers named therein (collectively, the “Sellers”). The Tax Receivable Agreement generally provides for certain payments and makes certain arrangements with respect to certain tax benefits to be derived by the Company and its subsidiaries as the result of the Business Combination and future exchanges by such Sellers of their Paired Interests for Class A Common Stock in accordance with the Umbrella LLC Agreement and the making of payments under the Tax Receivable Agreement. Pursuant to the terms of the Tax Receivable Agreement, the Company generally will pay an amount equal to 85% of the net tax benefit that it receives from such exchanges to the Sellers. The costs and expenses of administering the Tax Receivable Agreement will be borne 15% by the Company and 85% by the Sellers, or in certain instances, all or a portion of such 85% amount may be borne by Umbrella.

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the full text of the Tax Receivable Agreement, which is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

Registration Rights and Lock-Up Agreement

On the Closing Date, the Company entered into the Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) with certain shareholders, including the Reporting Persons, pursuant to which, among other things, the Issuer is obligated to file a registration statement to register the resale of certain securities of Cartesian held by such shareholders (including any outstanding Common Stock and any other equity security of the Issuer held by such shareholders immediately following the Closing and any Common Stock or any other equity security issued or issuable, including in exchange for Class B Units pursuant to the terms and subject to the conditions of the Umbrella LLC Agreement). The Registration Rights and Lock-Up Agreement also provides such shareholders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights and Lock-Up Agreement, which is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

Employment Agreement

Effective upon the closing of the Business Combination, the Company, TIG Advisors, LLC (“TIG”), and Mr. Tiedemann entered into an amended and restated executive employment and restrictive covenant agreement (the “Tiedemann Employment Agreement”) pursuant to which Mr. Tiedemann agreed to serve in the capacity of Chief Executive Officer of the Company, TIG Advisors and any of the other Company Entities (as defined in the Tiedemann Employment Agreement) designated by the Company for an initial term of five years from the Closing Date. For his services, Mr. Tiedemann will be (a) paid a base salary of $600,000 per annum, (b) eligible to receive a bonus with respect to each fiscal year during the Employment Term (as defined in the Tiedemann Employment Agreement) under our annual incentive compensation plan, program and/or arrangements applicable to senior-level executives as established and modified from time to time by the human capital and compensation committee; provided, however, that in no event shall the target bonus in any fiscal year (including any partial year in which the Tiedemann Employment Agreement is executed) be less than the 50th percentile of annual bonuses, determined based on the Benchmarking Methodology, and (c) entitled to an equity grant with respect to each fiscal year (including any partial year in which the Tiedemann Employment Agreement becomes effective) under any equity and/or equity-based compensation plan(s) adopted and maintained by the Company or TIG Advisors from time to time (if any) for the benefit of select employees of the Company Entities (which any Equity Awards (as defined in the Tiedemann Employment Agreement) granted to Mr. Tiedemann under the Executive Incentive Plan (as defined in the Tiedemann Employment Agreement), and the terms and conditions thereof, shall be determined by the human capital and compensation committee; provided, however, that in no event shall the terms and conditions thereof be any less favorable to Mr. Tiedemann than any other senior executive participating in an Executive Incentive Plan, and further provided that the value and vesting term for each Equity Award will not be less than the 50th percentile of incentive equity grants, determined based on the Benchmarking Methodology).). The Base Compensation (as defined in the Tiedemann Employment Agreement) will be subject to annual review for increase, but not decrease, by the Board; provided, however, that such review may be delegated to the human capital and compensation committee. The “Benchmarking Methodology” is defined as: the results of a benchmarking study of executives of similar title and role to Executive at comparable public companies, based on a peer group of executives and companies to be agreed upon in advance in writing by the Company and Mr. Tiedemann, with such benchmarking study prepared by an independent third-party consulting firm that selected by the human capital and compensation committee after consultation with Mr. Tiedemann and engaged at our expense. Mr. Tiedemann’s employment and employment term will terminate upon the earliest to occur of the following: (a) the date of Mr. Tiedemann’s death; (b) a termination of Mr. Tiedemann’s employment by TIG Advisors due to Mr. Tiedemann’s Disability (as defined in the Tiedemann Employment Agreement); (c) Mr. Tiedemann’s resignation without Good Reason; (d) a termination of Mr. Tiedemann’s employment by TIG Advisors for Cause; (e) a termination of Mr. Tiedemann’s employment by TIG Advisors without Cause; (f) the resignation of Mr. Tiedemann for Good Reason; or (g) the conclusion of the employment term in the event of non-renewal. Notwithstanding the foregoing, prior to the third anniversary of the Closing Date, TIG Advisors will not be entitled to terminate Mr. Tiedemann’s employment without Cause unless the determination to do so is made by a unanimous vote of the Board (after Mr. Tiedemann has been given the opportunity to make a presentation to the Board in opposition to such determination, if he so desires), excluding Mr. Tiedemann and any members who affirmatively indicate, in writing, that they are abstaining or recusing themselves from voting and provided that following any such abstentions or recusals, a quorum exists as under the applicable corporate documents (such determination, an “Early TWOC”). None of TIG Advisors, Mr. Tiedemann, or any Board member will take any undue action (including but not limited to the use of financial incentives or disincentives) to encourage or induce any Board member to vote, abstain, or recuse themselves from voting on an Early TWOC. (x) “Good Reason” is defined as the occurrence of any of the following events without Mr. Tiedemann’s consent: (a) a material reduction in Mr. Tiedemann’s Base Compensation; (b) a material diminution in Mr. Tiedemann’s duties, authority or responsibilities, or a change in Mr. Tiedemann’s title or reporting line; (c) a relocation of more than 30 miles from Mr. Tiedemann’s primary place of employment in New York, NY; or (d) the material breach of the Tiedemann Employment Agreement by the Company or TIG Advisors and (y) “Cause” is defined as: (a) a conviction of Mr. Tiedemann to a felony or other crime involving moral turpitude; (b) gross negligence or willful misconduct by Mr. Tiedemann resulting in material economic harm to the Company and/or the Company Entities, taken as a whole; (c) a willful and continued failure by Mr. Tiedemann to carry out the reasonable and lawful directions of the Board issued in accordance with the Company’s or TIG Advisors’s Certificate of Formation, Certificate of Incorporation or other governing documents; (d) Mr. Tiedemann engaging in (A) fraud, (B) embezzlement, (C) theft or (D) knowing and material dishonesty resulting in material economic harm to the Company or any of the Company Entities. For the avoidance of doubt, subpart (C) of the preceding sentence is not intended to include any de minimis, incidental conduct by Mr. Tiedemann (e.g., taking office supplies home, etc.) or inadvertent actions such as accidental personal use of a Company credit card or accidental errors in mileage reimbursement or other accidental or inadvertent actions that are not materially injurious to the Company or any of the Company Entities; (e) a willful or material violation by Mr. Tiedemann of a material policy or procedure of the Company or any of the Company Entities; or (f) a willful material breach by Mr. Tiedemann of the Tiedemann Employment Agreement.

If Mr. Tiedemann’s employment ends for any reason, Mr. Tiedemann will be entitled to the following: (a) any earned but unpaid Base Compensation through the termination date; (b) reimbursement for any unreimbursed business expenses incurred through the termination date; (c) any accrued but unused PTO (as defined in the Tiedemann Employment Agreement) in accordance with Cartesian policy; and (d) any other accrued and vested payments (measured as of the termination date), benefits or fringe benefits to which Mr. Tiedemann may be entitled under the terms of any applicable compensation arrangement, benefit or fringe benefit plan or program, including, without limitation, any earned yet unpaid bonuses or other incentive compensation relating to completed fiscal years prior to the termination date (collectively, the “Accrued Amounts”).

If Mr. Tiedemann’s employment is terminated by the Company without Cause or by Mr. Tiedemann with Good Reason, in addition to the Accrued Amounts, Tiedemann will be entitled to the following continued compensation (the “Continued Compensation”): (a) continuation of Mr. Tiedemann’s then Base Compensation for the longer period of (i) the remaining duration of the Initial Term as of the termination date or (ii) 12 months (such longer period, the “Severance Period”), payable as and when those amounts would have been payable had the Employment Term not ended; (b) for each fiscal year (including any partial fiscal years) during the Severance Period, an amount equal to the Bonus payable for the fiscal year ending immediately prior to the termination date, payable in monthly installments over the Severance Period; (c) immediate vesting of all Equity Awards previously granted to Tiedemann; and (d) continuation of the health benefits provided to Mr. Tiedemann and his covered dependents, pursuant to COBRA, at our sole cost, for a period of 18 months.

If Mr. Tiedemann’s employment terminates as a result of Mr. Tiedemann’s death or Disability, in addition to the Accrued Amounts, Mr. Tiedemann will be entitled to a (a) continuation of Mr. Tiedemann’s then Base Compensation for 12 months, payable as and when those amounts would have been payable had the Employment Term not ended; (b) an amount equal to the Bonus payable for the fiscal year ending immediately prior to the termination date, payable in monthly installments over 12 months; and (c) continuation of the health benefits provided to Mr. Tiedemann and his covered dependents, pursuant to COBRA, at our sole cost, for a period of 12 months.

If Mr. Tiedemann’s employment terminates as a result of a non-renewal, Mr. Tiedemann will only be entitled to payment of the Accrued Amounts. Additionally, if Mr. Tiedemann’s employment terminates as a result of non-renewal by either party, Mr. Tiedemann’s post-employment non-competition and non-solicitation obligations will be immediately null and void.

The Continued Compensation will only be payable if Mr. Tiedemann complies with all terms and conditions of the Tiedemann Employment Agreement and Mr. Tiedemann (or his estate) executes and delivers to us a customary general release of claims in the form attached to the Tiedemann Employment Agreement.

If any dispute arises concerning the Tiedemann Employment Agreement or Mr. Tiedemann’s employment or his termination, the parties will submit the dispute to arbitration at JAMS in New York, NY.

The Tiedemann Employment Agreement also includes certain restrictive covenants for Mr. Tiedemann, including a customary (a) 12-month non-compete (provided that if Mr. Tiedemann’s employment is terminated (i) without Cause prior to the third anniversary of the Closing Date, the non-compete will end six months following the termination date or (ii) as a result of non-renewal of the Agreement, there will be no non-compete) (the “Restricted Period”), (b) non-interference and non-solicitation of our employees and clients (and prospective clients) during Mr. Tiedemann’s employment and the Restricted Period, and confidentiality, company work product and intellectual property, cooperation and non-disparagement provisions. In addition, Mr. Tiedemann has agreed that the Company currently owns the rights to, uses, and may at its option continue to use, “Tiedemann” as a trade name and/or as trademark or service mark (or portion thereof) (the “Tiedemann Marks”) and Mr. Tiedemann has agreed not to challenge the validity or enforceability of the Tiedemann Marks and, until such time as we (or, if the Tiedemann Marks are assigned along with substantially all the assets of our business, our successors or assigns) ceases to use the Tiedemann Marks, will not market, promote, distribute, or sell (or authorize others to market, promote, distribute or sell) to any third party, any private wealth or asset management services under the “Tiedemann” name or utilizing trademarks that are the same or similar to the Tiedemann Marks. Subject to the foregoing, nothing contained in the Tiedemann Employment Agreement will prohibit, limit or otherwise impair Tiedemann in using the “Tiedemann” name with respect to any activities following Tiedemann’s employment with the Company.

This summary and the foregoing description of the Tiedemann Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Tiedemann Employment Agreement, which is attached as Exhibit 99.6 hereto and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Amended and Restated Business Combination Agreement, dated October 25, 2022 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed October 26, 2022).

99.3	Second Amended and Restated Limited Liability Agreement of Umbrella, dated as of January 9, 2023.

99.4	Tax Receivable Agreement, dated as of January 3, 2023, between the Issuer, Umbrella and the Sellers (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed January 9, 2023).

99.5	Registration Rights and Lock-Up Agreement, dated as of January 3, 2023 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed January 9, 2023).

99.6	Amended and Restated Executive Employment and Restrictive Covenant Agreement, dated as of January 3, 2023 (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K filed January 9, 2023).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 13, 2022

By:	/s/ Michael Tiedemann
Name: Michael Tiedemann

MICHAEL GLENN TIEDEMANN 2012 DELAWARE TRUST
By: Tiedemann Trust Company, as trustee

By:	/s/ Hayes A. Roberts
Name: Hayes A. Roberts
Title: Managing Director

CHT FAM TST AR 3RD FBO MICHAEL G TIEDEMANN

By:	/s/ Michael Tiedemann
Name: Michael Tiedemann
Title: Special Investment Trustee

CHAUNCEY CLOSE, LLC

By:	/s/ Michael Tiedemann
Name: Michael Tiedemann
Title: Managing Member